UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ACCESS TO MONEY, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

872636105

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G	Page 2 of 30 Pages

CUSIP No. 872636105
1.	Name of Reporting Persons: GSO Special Situations Fund LP
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: Warrants to purchase 1,069,082 shares of Common Stock
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: Warrants to purchase 1,069,082 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: Warrants to purchase 1,069,082 shares of Common Stock
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 3.1%
12.	Type of Reporting Person (See Instructions): PN

13G	Page 3 of 30 Pages

CUSIP No. 872636105
1.	Name of Reporting Persons: GSO Domestic Capital Funding LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: Warrants to purchase 1,069,082 shares of Common Stock
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: Warrants to purchase 1,069,082 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: Warrants to purchase 1,069,082 shares of Common Stock
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 3.1%
12.	Type of Reporting Person (See Instructions): OO

13G	Page 4 of 30 Pages

CUSIP No. 872636105
1.	Name of Reporting Persons: GSO Special Situations Overseas Master Fund Ltd.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: Warrants to purchase 1,145,883 shares of Common Stock
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: Warrants to purchase 1,145,883 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: Warrants to purchase 1,145,883 shares of Common Stock
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 3.4%
12.	Type of Reporting Person (See Instructions): CO

13G	Page 5 of 30 Pages

CUSIP No. 872636105
1.	Name of Reporting Persons: GSO Special Situations Overseas Fund Ltd.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: Warrants to purchase 1,145,883 shares of Common Stock
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: Warrants to purchase 1,145,883 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: Warrants to purchase 1,145,883 shares of Common Stock
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 3.4%
12.	Type of Reporting Person (See Instructions): CO

13G	Page 6 of 30 Pages

CUSIP No. 872636105
1.	Name of Reporting Persons: GSO Special Situations Overseas Benefit Plan Fund Ltd.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: -0-
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): CO

13G	Page 7 of 30 Pages

CUSIP No. 872636105
1.	Name of Reporting Persons: GSO Targeted Opportunity Master Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: Warrants to purchase 857,109 shares of Common Stock
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: Warrants to purchase 857,109 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: Warrants to purchase 857,109 shares of Common Stock
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 2.5%
12.	Type of Reporting Person (See Instructions): PN

13G	Page 8 of 30 Pages

CUSIP No. 872636105
1.	Name of Reporting Persons: GSO Credit Opportunities Fund (Helios), L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: -0-
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0
12.	Type of Reporting Person (See Instructions): PN

13G	Page 9 of 30 Pages

CUSIP No. 872636105
1.	Name of Reporting Persons: GSO Capital Partners LP
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: Warrants to purchase 3,072,074 shares of Common Stock
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: Warrants to purchase 3,072,074 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: Warrants to purchase 3,072,074 shares of Common Stock
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 8.5%
12.	Type of Reporting Person (See Instructions): IA; PN

13G	Page 10 of 30 Pages

CUSIP No. 872636105
1.	Name of Reporting Persons: Bennett J. Goodman
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: Warrants to purchase 3,072,074 shares of Common Stock
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: Warrants to purchase 3,072,074 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: Warrants to purchase 3,072,074 shares of Common Stock
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 8.5%
12.	Type of Reporting Person (See Instructions): IN

13G	Page 11 of 30 Pages

CUSIP No. 872636105
1.	Name of Reporting Persons: J. Albert Smith III
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: Warrants to purchase 3,072,074 shares of Common Stock
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: Warrants to purchase 3,072,074 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: Warrants to purchase 3,072,074 shares of Common Stock
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 8.5%
12.	Type of Reporting Person (See Instructions): IN

13G	Page 12 of 30 Pages

CUSIP No. 872636105
1.	Name of Reporting Persons: Douglas I. Ostrover
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: Warrants to purchase 3,072,074 shares of Common Stock
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: Warrants to purchase 3,072,074 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: Warrants to purchase 3,072,074 shares of Common Stock
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 8.5%
12.	Type of Reporting Person (See Instructions): IN

13G	Page 13 of 30 Pages

CUSIP No. 872636105
1.	Name of Reporting Persons: GSO Advisor Holdings L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: Warrants to purchase 3,072,074 shares of Common Stock
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: Warrants to purchase 3,072,074 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: Warrants to purchase 3,072,074 shares of Common Stock
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 8.5%
12.	Type of Reporting Person (See Instructions): OO

13G	Page 14 of 30 Pages

CUSIP No. 872636105
1.	Name of Reporting Persons: Blackstone Holdings I L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: Warrants to purchase 3,072,074 shares of Common Stock
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: Warrants to purchase 3,072,074 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: Warrants to purchase 3,072,074 shares of Common Stock
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 8.5%
12.	Type of Reporting Person (See Instructions): PN

13G	Page 15 of 30 Pages

CUSIP No. 872636105
1.	Name of Reporting Persons: Blackstone Holdings I/II GP Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: Warrants to purchase 3,072,074 shares of Common Stock
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: Warrants to purchase 3,072,074 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: Warrants to purchase 3,072,074 shares of Common Stock
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 8.5%
12.	Type of Reporting Person (See Instructions): CO

13G	Page 16 of 30 Pages

CUSIP No. 872636105
1.	Name of Reporting Persons: The Blackstone Group L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: Warrants to purchase 3,072,074 shares of Common Stock
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: Warrants to purchase 3,072,074 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: Warrants to purchase 3,072,074 shares of Common Stock
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 8.5%
12.	Type of Reporting Person (See Instructions): PN

13G	Page 17 of 30 Pages

CUSIP No. 872636105
1.	Name of Reporting Persons: Blackstone Group Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: Warrants to purchase 3,072,074 shares of Common Stock
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: Warrants to purchase 3,072,074 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: Warrants to purchase 3,072,074 shares of Common Stock
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 8.5%
12.	Type of Reporting Person (See Instructions): OO

13G	Page 18 of 30 Pages

CUSIP No. 872636105
1.	Name of Reporting Persons: Stephen A. Schwarzman
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: Warrants to purchase 3,072,074 shares of Common Stock
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: Warrants to purchase 3,072,074 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: Warrants to purchase 3,072,074 shares of Common Stock
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 8.5%
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 872636105	13G	Page 19 of 30 Pages

Item 1.	(a).	Name of Issuer

Access to Money, Inc. (the “Company”)

	(b).	Address of Issuer’s Principal Executive Offices:

1101 Kings Highway N, Suite G100 Cherry Hill, NJ 08034

Item 2	(a).	Name of Person Filing

Item 2	(b).	Address of Principal Business Office

Item 2	(c).	Citizenship

GSO SPECIAL SITUATIONS FUND LP c/o GSO Capital Partners LP 280 Park Avenue, 11th Floor New York, NY 10017 Citizenship: State of Delaware

GSO DOMESTIC CAPITAL FUNDING LLC c/o GSO Capital Partners LP 280 Park Avenue, 11th Floor New York, NY 10017 Citizenship: State of Delaware

GSO SPECIAL SITUATIONS OVERSEAS MASTER FUND LTD. c/o GSO Capital Partners LP 280 Park Avenue, 11th Floor New York, NY 10017 Citizenship: Cayman Islands, British West Indies

GSO SPECIAL SITUATIONS OVERSEAS FUND LTD. c/o GSO Capital Partners LP 280 Park Avenue, 11th Floor New York, NY 10017 Citizenship: Cayman Islands, British West Indies

GSO SPECIAL SITUATIONS OVERSEAS BENEFIT PLAN FUND LTD. c/o GSO Capital Partners LP 280 Park Avenue, 11th Floor New York, NY 10017 Citizenship: Cayman Islands, British West Indies

GSO CREDIT OPPORTUNITIES FUND (HELIOS), L.P. c/o GSO Capital Partners LP 280 Park Avenue, 11th Floor New York, NY 10017 Citizenship: Cayman Islands, British West Indies

GSO TARGETED OPPORTUNITY MASTER PARTNERS L.P. c/o GSO Capital Partners LP 280 Park Avenue, 11th Floor New York, NY 10017 Citizenship: Cayman Islands, British West Indies

CUSIP No. 872636105	13G	Page 20 of 30 Pages

GSO CAPITAL PARTNERS LP c/o GSO Capital Partners LP 280 Park Avenue, 11th Floor New York, NY 10017 Citizenship: State of Delaware

BENNETT J. GOODMAN c/o GSO Capital Partners LP 280 Park Avenue, 11th Floor New York, NY 10017 Citizenship: United States

J. ALBERT SMITH III c/o GSO Capital Partners LP 280 Park Avenue, 11th Floor New York, NY 10017 Citizenship: United States

DOUGLAS I. OSTROVER c/o GSO Capital Partners LP 280 Park Avenue, 11th Floor New York, NY 10017 Citizenship: United States

GSO ADVISOR HOLDINGS L.L.C. c/o The Blackstone Group L.P. 345 Park Avenue New York, NY 10154 Citizenship: State of Delaware

BLACKSTONE HOLDINGS I L.P. c/o The Blackstone Group L.P. 345 Park Avenue New York, NY 10154 Citizenship: State of Delaware

BLACKSTONE HOLDINGS I/II GP INC. c/o The Blackstone Group L.P. 345 Park Avenue New York, NY 10154 Citizenship: State of Delaware

THE BLACKSTONE GROUP L.P. 345 Park Avenue New York, NY 10154 Citizenship: State of Delaware

BLACKSTONE GROUP MANAGEMENT L.L.C. c/o The Blackstone Group L.P. 345 Park Avenue

CUSIP No. 872636105	13G	Page 21 of 30 Pages

New York, NY 10154 Citizenship: State of Delaware

STEPHEN A. SCHWARZMAN c/o The Blackstone Group L.P. 345 Park Avenue New York, NY 10154 Citizenship: United States

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Stephen A. Schwarzman is a founding member of Blackstone Group Management L.L.C., and in that capacity, directs its operations. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P., and in that capacity, directs its operations. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc., and in that capacity, directs its operations. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P., and in that capacity, directs its operations. Blackstone Holdings I L.P. is the sole member of GSO Advisor Holdings L.L.C., and in that capacity, directs its operations. GSO Advisor Holdings L.L.C. is the general partner of GSO Capital Partners LP, and in that capacity directs its operations. GSO Special Situations Fund LP wholly owns GSO Domestic Capital Funding LLC and in that capacity directs its operations. GSO Special Situations Overseas Fund Ltd. wholly owns GSO Special Situations Overseas Master Fund Ltd. and in that capacity directs its operations. GSO Capital Partners LP is the investment manager of each of GSO Special Situations Fund LP, GSO Domestic Capital Funding LLC, GSO Special Situations Overseas Master Fund Ltd., GSO Special Situations Overseas Fund Ltd., GSO Targeted Opportunity Master Partners L.P. and GSO Credit Opportunities Fund (Helios), L.P., and in that respect holds discretionary investment authority for each of them. In addition, each of Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover may have shared voting and dispositive power with respect to the Reported Shares (as defined below).

Item 2	(d).	Title of Class of Securities:

Common Stock, no par value (the “Common Stock”)

Item 2	(e).	CUSIP Number:

872636105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act,

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act,

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act,

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940,

	(e)	☐ Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

CUSIP No. 872636105	13G	Page 22 of 30 Pages

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount beneficially owned:

As of the date of this filing, (i) GSO Domestic Capital Funding LLC may be deemed to beneficially own 1,069,082 shares of Common Stock (issuable upon the exercise of the Warrants it holds), (ii) GSO Special Situations Fund LP may be deemed to beneficially own 1,069,082 shares of Common Stock (issuable upon the exercise of the 1,069,082 Warrants held by GSO Domestic Capital Funding LLC), (iii) GSO Special Situations Overseas Master Fund Ltd. may be deemed to beneficially own 1,145,883 shares of Common Stock (issuable upon the exercise of the Warrants it holds), (iv) GSO Special Situations Overseas Fund Ltd. may be deemed to beneficially own 1,145,883 shares of Common Stock (issuable upon the exercise of the Warrants held by GSO Special Situations Overseas Master Fund Ltd.), (v) GSO Targeted Opportunity Master Partners L.P. may be deemed to beneficially own 857,109 shares of Common Stock (issuable upon the exercise of the Warrants it holds), (vi) GSO Special Situations Overseas Benefit Plan Fund Ltd. and GSO Credit Opportunities Fund (Helios), L.P. no longer hold any Warrants or beneficially own any shares of Common Stock and (vii) each of GSO Capital Partners LP, Bennett J. Goodman, J. Albert Smith III, Douglas I. Ostrover, GSO Advisor Holdings L.L.C., Blackstone Holdings I L.P., Blackstone Holdings I/II GP Inc., The Blackstone Group L.P., Blackstone Group Management L.L.C., and Stephen A. Schwarzman may be deemed to beneficially own 3,072,074 shares of Common Stock (issuable upon the exercise of the 857,109 Warrants held by GSO Targeted Opportunity Master Partners L.P., the 1,069,082 Warrants held by GSO Domestic Capital Funding LLC and the 1,145,883 Warrants held by GSO Special Situations Overseas Master Fund Ltd.) (collectively, the “Reported Shares”). Notwithstanding the foregoing, the terms of the Warrants provide that in no event shall the holder of any Warrant be entitled to exercise such Warrant for any number of shares of Common Stock in excess of that number of shares of Common Stock that, upon giving effect to such exercise, would cause the aggregate number of shares of Common Stock owned by such holder to exceed 9.99% of the outstanding shares of Common Stock following such exercise.

GSO Domestic Capital Funding LLC is a wholly owned subsidiary of GSO Special Situations Fund LP. GSO Special Situations Overseas Master Fund Ltd is a wholly owned subsidiary of GSO Special Situations Overseas Fund Ltd. GSO Capital Partners LP serves as the investment manager of GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd., GSO Special Situations Overseas Fund Ltd., GSO Targeted Opportunity Master Partners L.P. and GSO Credit Opportunities Fund (Helios), L.P. In addition, each of Bennett J. Goodman, Albert Smith III and Douglas I. Ostrover may have shared voting and dispositive power with respect to the Reported Shares. GSO Advisor Holdings L.L.C. serves as the general partner of GSO Capital Partners LP. Blackstone Holdings I L.P. serves as the sole member of GSO Advisor Holdings L.L.C. Blackstone Holdings I/II GP Inc. serves as the general partner of Blackstone Holdings I L.P. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc. Blackstone Group Management L.L.C. serves as the general partner of The Blackstone Group L.P. Stephen A. Schwarzman is a founding member of

CUSIP No. 872636105	13G	Page 23 of 30 Pages

Blackstone Group Management L.L.C. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of GSO Capital Partners LP, Bennett J. Goodman, J. Albert Smith III, Douglas I. Ostrover, GSO Advisor Holdings L.L.C., Blackstone Holdings I L.P., Blackstone Holdings I/II GP Inc., The Blackstone Group L.P., Blackstone Group Management L.L.C., and Stephen A. Schwarzman disclaims beneficial ownership of shares of Common Stock issuable upon the exercise of the Warrants held by GSO Domestic Capital Funding LLC, GSO Special Situations Overseas Master Fund Ltd. and GSO Targeted Opportunity Master Partners L.P.

	(b)	Percent of class:

The Company’s Quarterly Report for the quarterly period ended September 30, 2010 on Form 10-Q filed on November 12, 2010, indicates that as of November 10, 2010, there were 32,995,375 shares of Common Stock outstanding. Therefore as of the date of this filing, based on the Company’s outstanding shares of Common Stock, (i) GSO Domestic Capital Funding LLC may be deemed to beneficially own approximately 3.1% of the outstanding shares of Common Stock, (ii) GSO Special Situations Fund LP may be deemed to beneficially own approximately 3.1% of the outstanding shares of Common Stock, (iii) each of GSO Special Situations Overseas Master Fund Ltd. and GSO Special Situations Overseas Fund Ltd. may be deemed to beneficially own approximately 3.4% of the outstanding shares of Common Stock, (iv) GSO Targeted Opportunity Master Partners L.P. may be deemed to beneficially own approximately 2.5% of the outstanding shares of Common Stock, (v) GSO Special Situations Benefit Plan Fund Ltd. may no longer be deemed to beneficially own any shares of Common Stock and (vi) each of GSO Capital Partners LP, Bennett J. Goodman, J. Albert Smith III, Douglas I. Ostrover, GSO Advisor Holdings L.L.C., Blackstone Holdings I L.P., Blackstone Holdings I/II GP Inc., The Blackstone Group L.P., Blackstone Group Management L.L.C. and Stephen A. Schwarzman may be deemed to beneficially own 8.5% of the outstanding shares of Common Stock.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote

0

		(ii)	Shared power to vote or to direct the vote

See Item 4(a)

		(iii)	Sole power to dispose or to direct the disposition of

0

		(iv)	Shared power to dispose or to direct the disposition of

See Item 4(a)

Item 5.	Ownership of Five Percent or Less of a Class

As of the date hereof, GSO Special Situations Overseas Benefit Plan Fund Ltd. and GSO Credit Opportunities Fund (Helios), L.P. no longer beneficially own any shares of Common Stock and have ceased to be Reporting Persons with respect to the shares of Common Stock.  ☒

CUSIP No. 872636105	13G	Page 24 of 30 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 4(a).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 14, 2011, by and among GSO Domestic Capital Funding LLC, GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd., GSO Special Situations Overseas Fund Ltd., GSO Targeted Opportunity Master Partners L.P., GSO Credit Opportunities Fund (Helios), L.P., GSO Capital Partners LP, Bennett J. Goodman, J. Albert Smith III, Douglas I. Ostrover, GSO Advisor Holdings I L.P., Blackstone Holdings I L.P., Blackstone Holdings I/II GP Inc., The Blackstone Group L.P., Blackstone Group Management L.L.C., and Stephen A. Schwarzman.

Exhibit II: Power of Attorney of Bennett J. Goodman, dated June 8, 2010.

Exhibit III: Power of Attorney of J. Albert Smith III, dated June 8, 2010.

Exhibit IV: Power of Attorney of Douglas I. Ostrover, dated June 8, 2010.

CUSIP No. 872636105	13G	Page 25 of 30 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2011

GSO SPECIAL SITUATIONS FUND LP		GSO SPECIAL SITUATIONS OVERSEAS FUND LTD.

By:	GSO Capital Partners LP	By:	GSO Capital Partners LP
	its Investment Manager		its Investment Manager

By:	/s/ Marisa Beeney	By:	/s/ Marisa Beeney
Name:	Marisa Beeney	Name:	Marisa Beeney
Title:	Chief Legal Officer/Chief Compliance Officer	Title:	Chief Legal Officer/Chief Compliance Officer

GSO SPECIAL SITUATIONS OVERSEAS BENEFIT PLAN FUND LTD.		GSO SPECIAL SITUATIONS OVERSEAS MASTER FUND LTD.

By:	GSO Capital Partners LP	By:	GSO Capital Partners LP
	its Investment Manager		its Investment Manager

By:	/s/ Marisa Beeney	By:	/s/ Marisa Beeney
Name:	Marisa Beeney	Name:	Marisa Beeney
Title:	Chief Legal Officer/Chief Compliance Officer	Title:	Chief Legal Officer/Chief Compliance Officer

GSO DOMESTIC CAPITAL FUNDING LLC		GSO CREDIT OPPORTUNITIES FUND (HELIOS), L.P.

By:	GSO Capital Partners LP	By:	GSO Capital Partners LP
	its Investment Manager		its Investment Manager

By:	/s/ Marisa Beeney	By:	/s/ Marisa Beeney
Name:	Marisa Beeney	Name:	Marisa Beeney
Title:	Chief Legal Officer/Chief Compliance Officer	Title:	Chief Legal Officer/Chief Compliance Officer

GSO ADVISOR HOLDINGS I L.P.		GSO TARGETED OPPORTUNITY MASTER PARTNERS L.P.

By:	Blackstone Holdings I L.P.	By:	GSO Capital Partners LP
	Its Sole Member		its Investment Manager

		By:	/s/ Marisa Beeney
By:	/s/ John G. Finley	Name:	Marisa Beeney
Name:	John G. Finley	Title:	Chief Legal Officer/Chief Compliance Officer
Title:	Authorized Person

GSO CAPITAL PARTNERS LP

		By:	/s/ Marisa Beeney
		Name:	Marisa Beeney
		Title:	Chief Legal Officer/Chief Compliance Officer

CUSIP No. 872636105	13G	Page 26 of 30 Pages

BLACKSTONE HOLDINGS I/II GP INC.		THE BLACKSTONE GROUP L.P.

By:	/s/ John G. Finley	By:	/s/ John G. Finley
Name:	John G. Finley	Name:	John G. Finley
Title:	Authorized Person	Title:	Authorized Person

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Person

BLACKSTONE HOLDINGS I L.P.		DOUGLAS I. OSTROVER

By:	/s/ John G. Finley	By:	/s/ Marisa Beeney
Name:	John G. Finley	Name:	Marisa Beeney
Title:	Authorized Person	Title:	Attorney-in-Fact

/s/ Stephen A. Schwarzman
STEPHEN A. SCHWARZMAN

BENNETT J. GOODMAN		J. ALBERT SMITH III

By:	/s/ Marisa Beeney	By:	/s/ Marisa Beeney
Name:	Marisa Beeney	Name:	Marisa Beeney
Title:	Attorney-in-Fact	Title:	Attorney-in-Fact

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, no par value, of Access to Money, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DATED: February 14, 2011

GSO SPECIAL SITUATIONS FUND LP		GSO SPECIAL SITUATIONS OVERSEAS FUND LTD.

By:	GSO Capital Partners LP	By:	GSO Capital Partners LP
	its Investment Manager		its Investment Manager

By:	/s/ Marisa Beeney	By:	/s/ Marisa Beeney
Name:	Marisa Beeney	Name:	Marisa Beeney
Title:	Chief Legal Officer/Chief Compliance Officer	Title:	Chief Legal Officer/Chief Compliance Officer

GSO SPECIAL SITUATIONS OVERSEAS BENEFIT PLAN FUND LTD.		GSO SPECIAL SITUATIONS OVERSEAS MASTER FUND LTD.

By:	GSO Capital Partners LP	By:	GSO Capital Partners LP
	its Investment Manager		its Investment Manager

By:	/s/ Marisa Beeney	By:	/s/ Marisa Beeney
Name:	Marisa Beeney	Name:	Marisa Beeney
Title:	Chief Legal Officer/Chief Compliance Officer	Title:	Chief Legal Officer/Chief Compliance Officer

GSO DOMESTIC CAPITAL FUNDING LLC		GSO CREDIT OPPORTUNITIES FUND (HELIOS), L.P.

By:	GSO Capital Partners LP	By:	GSO Capital Partners LP
	its Investment Manager		its Investment Manager

By:	/s/ Marisa Beeney	By:	/s/ Marisa Beeney
Name:	Marisa Beeney	Name:	Marisa Beeney
Title:	Chief Legal Officer/Chief Compliance Officer	Title:	Chief Legal Officer/Chief Compliance Officer

GSO TARGETED OPPORTUNITY MASTER PARTNERS L.P.

		By:	GSO Capital Partners LP
its Investment Manager

		By:	/s/ Marisa Beeney
		Name:	Marisa Beeney
		Title:	Chief Legal Officer/Chief Compliance Officer

GSO ADVISOR HOLDINGS I L.P.		GSO CAPITAL PARTNERS LP

By:	Blackstone Holdings I L.P.	By:	/s/ Marisa Beeney
	Its Sole Member	Name:	Marisa Beeney
		Title:	Chief Legal Officer/Chief Compliance Officer
By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Person

BLACKSTONE HOLDINGS I/II GP INC.		THE BLACKSTONE GROUP L.P.

By:	/s/ John G. Finley	By:	/s/ John G. Finley
Name:	John G. Finley	Name:	John G. Finley
Title:	Authorized Person	Title:	Authorized Person

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Person

BLACKSTONE HOLDINGS I L.P.		DOUGLAS I. OSTROVER

By:	/s/ John G. Finley	By:	/s/ Marisa Beeney
Name:	John G. Finley	Name:	Marisa Beeney
Title:	Authorized Person	Title:	Attorney-in-Fact

/s/ Stephen A. Schwarzman
STEPHEN A. SCHWARZMAN

BENNETT J. GOODMAN		J. ALBERT SMITH III

By:	/s/ Marisa Beeney	By:	/s/ Marisa Beeney
Name:	Marisa Beeney	Name:	Marisa Beeney
Title:	Attorney-in-Fact	Title:	Attorney-in-Fact

EXHIBIT II

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, BENNETT J. GOODMAN, hereby make, constitute and appoint MARISA BEENEY, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an executive, member of or in other capacities with GSO Capital Partners LP, GSO Capital Advisors LLC or GSO / Blackstone Debt Funds Management LLC and each of their affiliates or entities advised by me, GSO Capital Partners LP, GSO Capital Advisors LLC or GSO / Blackstone Debt Funds Management LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with any stock exchange, self-regulatory association, the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act, including without limitation Form 3, 4, 5, 144, or Schedules 13D, 13F and 13G and any amendments to said forms or schedules, in each case, as determined by such person to be necessary or appropriate. Any such determination shall be conclusively evidenced by such person’s execution, delivery, furnishing and/or filing of the applicable document.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until the date revoked in writing by the undersigned, and this power of attorney does not revoke or replace any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, I have executed this instrument as of the 8th day of June, 2010.

/s/ BENNETT J. GOODMAN
Bennett J. Goodman

EXHIBIT III

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, J. ALBERT SMITH III, hereby make, constitute and appoint MARISA BEENEY, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an executive, member of or in other capacities with GSO Capital Partners LP, GSO Capital Advisors LLC or GSO / Blackstone Debt Funds Management LLC and each of their affiliates or entities advised by me, GSO Capital Partners LP, GSO Capital Advisors LLC or GSO / Blackstone Debt Funds Management LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with any stock exchange, self-regulatory association, the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act, including without limitation Form 3, 4, 5, 144, or Schedules 13D, 13F and 13G and any amendments to said forms or schedules, in each case, as determined by such person to be necessary or appropriate. Any such determination shall be conclusively evidenced by such person’s execution, delivery, furnishing and/or filing of the applicable document.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until the date revoked in writing by the undersigned, and this power of attorney does not revoke or replace any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, I have executed this instrument as of the 8th day of June, 2010.

/s/ J. ALBERT SMITH III
J. Albert Smith III

EXHIBIT IV

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, DOUGLAS I. OSTROVER, hereby make, constitute and appoint MARISA BEENEY, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an executive, member of or in other capacities with GSO Capital Partners LP, GSO Capital Advisors LLC or GSO / Blackstone Debt Funds Management LLC and each of their affiliates or entities advised by me, GSO Capital Partners LP, GSO Capital Advisors LLC or GSO / Blackstone Debt Funds Management LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with any stock exchange, self-regulatory association, the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act, including without limitation Form 3, 4, 5, 144, or Schedules 13D, 13F and 13G and any amendments to said forms or schedules, in each case, as determined by such person to be necessary or appropriate. Any such determination shall be conclusively evidenced by such person’s execution, delivery, furnishing and/or filing of the applicable document.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until the date revoked in writing by the undersigned, and this power of attorney does not revoke or replace any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, I have executed this instrument as of the 8th day of June, 2010.

/s/ DOUGLAS I. OSTROVER
Douglas I. Ostrover